SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.__8__)



                               Xplor Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                              Common Stock, $.01 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  984127100
           ----------------------------------------------------------
                                 (CUSIP Number)

                Nadine Shaoul, D.H. Blair Investment Banking Corp.
                44 Wall Street, New York, NY  10005 (212) 495-4163
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 May 21, 1997
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             Page 1 of 89  pages

CUSIP No.  984127100                 13D                   Page 2 of 89 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

         0

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES             0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             832,147
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             796,307
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       35,840
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,118,963
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      X
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    70.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  984127100                 13D                   Page 3 of 89 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

          0

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             796,307
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       796,307
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       7,118,963
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                       X
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    70.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  984127100                 13D                   Page 4 of 89 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       00

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             270,205
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             234,365
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       35,840
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,118,963
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    70.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  984127100                 13D                   Page 5 of 89 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rivkalex Corporation


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

         0

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             163,411
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       163,411
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,118,963
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    70.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    CO.

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  984127100                 13D                   Page 6 of 89 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Parliament Hill Corporation


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

         0

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             35,840
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       35,840
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      7,118,963
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    70.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                    CO.
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                        Page 7 of 89 pages

          J. Morton Davis, D.H. Blair Investment Banking Corp. ("Blair Investment"), Rosalind Davidowitz, Rivkalex Corporation ("Rivkalex"), and Parliament Hill Corporation ("PHC", joining as a joint filer), (collectively, the "Reporting Parties") hereby amend the following Items in their statement on Schedule 13D relating to the common stock, $.01 par value ("shares") of Xplor Corporation (the "Issuer") as follows:

Item 2. (a) is hereby amended by adding the following sentence thereto:

          This statement is also filed on behalf of Parliament Hill Corporation ("PHC").

Item 2. (b) is hereby amended by adding the following sentence thereto:

          PHC's business address is P.O. Box 1522, New York, NY  10268.

Item 2. (c) is amended in its entirety as follows:

          Mr. Davis is an investment banker and sole shareholder of Blair Investment, a broker-dealer registered under the Securities Exchange Act of 1934.

          Rivkalex (4) is a privately-held New York corporation formed to invest in, hold, and sell securities of other companies. It is owned by Rosalind Davidowitz, Mr. Davis' wife, who is President.

          PHC is a private corporation of which Rosalind Davidowitz owns approximately 72.6% and Blair Investment owns approximately 13.4%.

Item 2. (d) and 2 (e) are hereby amended by inserting PHC, after Ms. Davidowitz.

Item 4. is hereby partially amended by deleting the first sentence therein and adding the following at the beginning of Item 4.:

          On May 21, 1997, the Issuer closed the transactions  contemplated by a certain Property Acquisition Agreement (the "PAA") entered into on April 29, 1997, an unexecuted copy of which is filed as Exhibit G hereto and is incorporated herein by reference, with the New Venus Exploration, Inc. ("Venus") and Lomak Production I L.P. and Lomak Resources, L.L.C. (together, the "Lomak Parties"), pursuant to which the Issuer purchased substantially all of the assets of Venus and certain properties from the Lomak Parties in exchange for shares of the Issuer to be distributed to the stockholders of Venus and to the Lomak Parties. As a result of the transaction, Venus received 5,626,473 shares of the Issuer and warrants to purchase an additional 272,353 shares. Venus will hold such shares until it is distributed to its stockholders. The date of such distribution has not yet been determined, but is expected to occur within a reasonable time after the date thereof. This statement assumes such distribution by Venus has been completed. The Lomak Parties received 2,037,171 shares and warrants to purchase an additional 272,353 shares. Pursuant to the terms of the PAA, Eugene L. Ames, Jr., Ellen R.Y. Ames, John Y. Ames, Elizabeth A. Jones, Eugene L. Ames, III, Stephen J. Ames, George J. Ames, Carl Oliver, Patrick A. Garcia, Raymond M. Koger, Gloria Barret, Venus Oil Company, James W. Gorman, and Jere W. McKenney (collectively, the "Ames Parties"), the Reporting Parties and the Lomak Parties (collectively, the "SA Parties") entered into a certain Stockholders' Agreement dated May 21, 1997 (the "SA"), an unexecuted copy of which is filed as Exhibit H hereto and incorporated herein by reference, pursuant to which, among other things, the SA Parties agreed to vote together on the election of directors and agreed to certain restrictions upon the sale of shares held by the SA Parties. The descriptions of the PAA and the SA contained herein do not purport to be complete and are qualified in their entirety by reference to the terms of the PAA and the SA, and which are attached hereto as Exhibit G and Exhibit H, respectively, and are incorporated herein by reference.

                                                            Page 8 of 89 pages

          The Reporting Parties will review on a continuous basis their investment in the Issuer's shares and the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Reporting Parties may in the future take such actions in respect of their investment in the Issuer's shares as they deem appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold the shares they now beneficially own, exercising their respective warrants, or disposing of shares. Any sales or any other dispositions by the Reporting Parties could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as amended (the "Securities Act"), in the open market. Additionally, it is possible that the Reporting Parties could seek to acquire additional shares, although they have no current plans to do so. Any acquisition of shares could be effected in the open market, in privately negotiated transactions, or otherwise. Any sales, purchases or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, the Reporting Parties and the Lomak Parties may take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, the obligations of, cash and financial resources of and other business opportunities available to the Reporting Parties, general economic conditions, the market price for shares and stock market conditions.

          In connection with the closing of the PAA, the parties thereto agreed that the name of the Issuer should be changed. It is expected that the name of the Issuer will be changed to Venus Exploration, Inc., within a reasonable time after the date hereof.


Item 5. (a)(b) is hereby amended in its entirety as follows:

          Because of the arrangements among the SA Parties described in this statement, the SA Parties may be deemed to constitute a group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended; and pursuant to Rule 13d-5(b)(1) each of the SA Parties may be deemed to beneficially own all of the shares owned by any of the other SA Parties.

          Therefore,   the   Reporting   Parties  each  may  be  deemed  to
          beneficially own an aggregate of 7,118,963 shares (approximately 70.5% of the 9,700,815 shares issued and outstanding as a result of the closing of the PAA, as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus 394,376 Warrants owned by the SA Parties. A description of the direct beneficial ownership of the SA Parties (in the aggregate 7,118,963 shares) is found in Exhibits 1, 2, and 3 to the SA attached hereto as Exhibit H, and incorporated by reference herein.

                                                            Page 9 of 89 pages

Item 5 (a) (b) continued

          Blair  Investment,  and J. Morton Davis as its sole  shareholder, may be deemed to share voting power with respect to the election of the directors of the Issuer with the other SA Parties, and Mr. Davis has sole dispositive power with respect to 796,307 shares (5) owned directly by Blair Investment, described as follows; (i) 766,307 shares, (ii) warrants to purchase 10,000 shares at $2.125 per share expiring June 10, 1997; and (iii) warrants to purchase 20,000 shares at $3.29 per share expiring September 1, 1999. Mr. Davis shares dispositive power over 35,840 shares owned by PHC with its Board of Directors, of which Mr. Davis is a director and Chairman.

          Rosalind Davidowitz may be deemed to share voting power with respect to the election of directors of the Issuer with the other SA Parties, and has sole dispositive power with respect to 70,954 shares owned directly by her, and 163,411 shares owned directly by Rivkalex Corporation. She may be deemed to share dispositive power over 35,840 shares owned by PHC with its Board of Directors, by virtue of her ownership of PHC.

          Rivkalex may be deemed to share voting power with respect to the election of the directors of the Issuer with the other SA Parties, and Rosalind Davidowitz, its sole shareholder, has sole dispositive power over 163,411 shares owned directly by Rivkalex.

          PHC may be deemed to share voting power with respect to the election of the directors of the Issuer with the other SA parties, and its Board of Directors has shared dispositive power with respect to 35,840 shares owned directly by PHC.

          Each of the Reporting Parties disclaims beneficial ownership of shares owned by the other SA Parties for any other purpose other than described in the SA.

 Item 5.(c) is hereby amended by adding the following paragraphs:

          Except as set forth in Item 4. above, to the best of the Reporting Parties' knowledge, none of the Reporting Parties has
          effected   any    transactions    in   the   previous    sixty   days.



------------------------------------------------------------------------------

     (4) Although Mr. Davis has included securities owned by Rosalind Davidowitz and Rivkalex in the aggregate amount of shares owned by him, filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Rosalind Davidowitz or Rivkalex for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rosalind Davidowitz and Rivkalex.

     (5) Not included herein are 3,000 shares and a warrant to purchase 500,000 shares owned by Kinder Investments, L.P. ("Kinder"). Kenton E. Wood, the general partner of Kinder, is the Chairman and Chief Executive Officer of D.H. Blair & Co., Inc. ("Blair") and a stockholder and director of Blair. Certain limited partners of Kinder are also stockholders of Blair. The limited partners of Kinder are the children and grandchildren of Mr. Davis and Ms. Davidowitz. Mr. Davis, Ms. Davidowitz, Rivkalex, PHC, and Blair Investment disclaim for purposes of Section 13 or otherwise beneficial ownership of any Xplor Corporation shares owned by Kinder or Blair. Kinder disclaims for purposes of Section 13 or otherwise ownership of any Xplor Corporation shares owned by Blair, Blair Investment, Mr. Davis, Ms. Davidowitz, PHC, or Rivkalex.

                                                       Page 10 of 89  pages




Item 6. is hereby amended by adding the following paragraph thereto:

          See Item 4. above for a description of a Property Acquisition Agreement and a Stockholders Agreement entered into by the Reporting Parties. Both agreements are attached hereto as Exhibits G and H, respectively, and each is incorporated herein by reference in its entirety.

          The Reporting Parties have entered into a Joint Filing Agreement regarding the filing of this statement and subsequent amendments thereto. A copy of such Joint Filing Agreement is attached hereto as Exhibit E and is incorporated herein by reference in its entirety.

Item 7 is hereby amended by adding the following thereto:

Exhibit E -    Joint Filing Agreement.

Exhibit F -    List of Officers and directors of PHC and information
               called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit G -    Property Acquisition Agreement dated April 29, 1997.

Exhibit H -    Stockholders Agreement dated May 21, 1997.







                                   SIGNATURES
                                   ----------
 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                       /s/ J. Morton Davis
Date:    May 29, 1997                  _____________________________
         New York, New York               J. Morton Davis



                                        /s/ Rosalind Davidowitz
Date:    May 29, 1997                  _____________________________
         New York, New York              Rosalind Davidowitz



                                          RIVKALEX CORPORATION


                                           /s/ Rosalind Davidowitz
Date:    May 29, 1997                  By:_____________________________
         New York, New York                Rosalind Davidowitz





                                 D.H. BLAIR INVESTMENT BANKING CORP.



                                        /s/ David Nachamie
Date:    May 29, 1997                By:_____________________________
         New York, New York               David Nachamie
                                          Treasurer




                                       PARLIAMENT HILL CORPORATION



                                        /s/ David Nachamie
Date:    May 29, 1997                By:_____________________________
         New York, New York               David Nachamie
                                          President